UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Volcanic, LLC

Legal status of issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Utah

    Date of organization:

    May 6, 2020

Physical address of issuer:

1265 Eagle Nest Dr, Woodland Hills, Utah 84653

Website of issuer:

https://volcanicretail.com/

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Qualified Third Party:
North Capital acts as the Escrow Facilitator in this Offering.

Type of security offered:
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered:
50,000

Price (or method for determining price):
$1

Target offering amount:
$50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$618,000

Deadline to reach the target offering amount:
April 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the

offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
10

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	1,277,858	1,231,868
Cash & Cash Equivalents	12,553	128,245
Accounts Receivable:	126,400	7,500
Short-term Debt:	725,566	701,690
Long-term Debt:	2,230,211	2,366,017
Revenues/Sales	694,896	81,750
Cost of Goods Sold:	443,894	101,134
Taxes Paid:	7,212	9,272
Net Income:	-1,002,993	-1,736,384

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis

or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the e-commerce industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the e-commerce industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the e-commerce industry;
- growth of, and risks inherent in, the e-commerce industry in US;

- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our services;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Volcanic, LLC shall include any joint venture in which Volcanic, LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Volcanic, LLC.

"Company " means Volcanic, LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Securities.

"Issuer" means Volcanic, LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Securities.

"SEC" means the United States Securities and Exchange Commission.

"Securities" means the SAFE (Simple Agreement for Future Equity) of Volcanic, LLC.

"Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Securities.

"Subscriber" means any person who subscribes the Securities.

THE COMPANY

1. Name of issuer:
Volcanic, LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously

failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Contact

www.linkedin.com/in/jeremy-
brockbank-854397206 (LinkedIn)

Jeremy Brockbank

Chairman/CEO - Volcanic Retail, Founder - Ant Hill Retail
Provo, Utah, United States

Experience

Volcanic Retail
Chairman/CEO
March 2020 - Present (3 years 3 months)
Provo, Utah

https://volcanicretail.com/

Ant Hill Retail
Owner
April 2011 - Present (12 years 2 months)

Kisstixx
President/CSO
May 2011 - May 2012 (1 year 1 month)

GOAL ZERO
Senior Account Manager
July 2010 - January 2012 (1 year 7 months)
Salt Lake City

Only Sr. Account Manager at GOAL ZERO. Went from $100,000 in sales to
$17,000,000 from 2010-2012 and became the fastest growing retail brand on
the Inc 5000.

_____

Education

University of Oklahoma
M.Ed.

CJ Peterson

CEO: Nature's Fusions, Antiquarian, Partner: Peterson VC, Precision Weaponry, Leopard Capital.
Orem, Utah, United States

Summary

Founder and CEO of Nature's Fusions Essential Oils. Cancer Survivor and lover of old and rare books.

Experience

Nature's Fusions Essential Oils
CEO
August 2009 - Present (13 years 10 months)
Orem, Utah

One of 3 founding brothers.
A company designed to provide the highest quality essential oils in the world - Guaranteed.
Now manufacturing for over 50 national and international brands in the Cosmetic, Supplement, and Aromatherapy space.

Precision Weaponry
Founding Partner
January 2021 - Present (2 years 5 months)
Orem, Utah, United States

VC Firm investing in disruptive start-ups specializing in the Defense, Firearm and Ammunition industry.

Currently backing Iron Horse Firearms - Holder of a Patented Thumb trigger AR & Worlds lightest monolithic aluminum pump action shotgun.
Ironhorsefirearms.com

Peterson VC
Partner
April 2020 - Present (3 years 2 months)
Orem, Utah, United States

VC Firm investing in disruptive start-ups.
Owned & Managed by CJ, Matt, and Lori Peterson

Investments to date:

Volcanic Retail - Disrupt Retail - A one-stop-shop for retail stores to discover new brands and products. Volcanicretail.com

BookDrop - The easiest way to sell a textbook. Bookdrop.com

Artifacts of History
Founder
March 2017 - Present (6 years 3 months)
Provo, Utah, United States

Art Gallery and Rare Book Store, specializing in discovering, preserving, and restoring historical artifacts.

JetBlue Airways
Bilingual Service Rep
August 2011 - July 2013 (2 years)

Spanish translation, customer problem resolution, international customs and passport research

The Church of Jesus Christ of Latter-day Saints
Missionary
November 2006 - February 2009 (2 years 4 months)
Nicaragua

Missionary, District and Zone Leader. Trainer.

The Great Frame Up
Museum Art Framer
July 2006 - October 2006 (4 months)
Buffalo Grove, Illinois

Museum art frame repair, glass cutter and repair. Custom framing.

_____

Education

Brigham Young University
Bachelor of Business Administration (BBA), Business Strategy · (2009 - 2013)

Brigham Young University - Hawaii
· (2005 - 2006)

2020 - COO and Co-Founder of Volcanic Retail

2015 - COO Ant Hill Retail

2013 - Co-Founder of Ant Hill Retail

2012 - Director of International Sales at Kisstixx

As the visionary of Ant Hill Retail family of companies, Jennifer acts as the COO for Ant Hill Retail as well as the COO for Volcanic Retail. She has deep entrepreneurial, operational, and brand-building expertise. In her most current role at Volcanic Retail, Jennifer is focused on building a platform that streamlines communication between brands and retailers in a way that builds trust, allows companies to go to market faster, and keeps the conversations moving.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

- Jeremy Brockbank has served as the CEO, President, and Chairman of the Company since 2020.
- Jennifer Brockbank has served as the Secretary of the company since 2020.

For detailed profiles and business experience of Jeremy and Jennifer, please refer to Question 4 above.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Jeremy Brockbank	3,768,919 Class A Membership Units	46.53%
Jennifer Brockbank	3,865,294 Class A Membership Units	47.72%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of

the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:

Total Proceeds	**$50,000**	**$618,000**
Less: Offering Expenses		
Portal Fee	$2,500	$30,900
Net Proceeds	**$47,500**	**$587,100**
Product Development	$5,000	$100,000
Marketing and Sales	$0	$50,000
Operational Costs	$0	$60,000
Technology Infrastructure	$0	$75,000
Administrative	$5,000	$50,000
Repay of Debt	$35,000	$200,000
Working Capital	$2,500	$52,100

Net Proceeds

$47,500 - $587,100: This range represents the total amount of capital raised from the crowdfunding campaign after deducting any fees associated with the fundraising process. These figures provide the actual amount available for allocation across various business needs.

Product Development

$5,000 - $100,000: These funds are designated for the development and enhancement of products. For Volcanic Retail, this would involve improving and expanding the capabilities of their SaaS platform, including developing new features, refining existing ones, and enhancing the overall user experience to meet evolving customer needs and technological advancements.

Marketing and Sales

$0 - $50,000: This allocation is aimed at enhancing the company's marketing and sales efforts. The funds can be used for various marketing strategies such as digital marketing, advertising campaigns, trade shows, and sales team expansions. The goal is to increase brand visibility, attract new customers, and ultimately boost sales.

Operational Costs

$0 - $60,000: This portion covers the daily operational expenses necessary to keep the business running smoothly. It includes rent, utilities, salaries of non-development staff, and other routine business expenses. Ensuring sufficient operational funding is crucial for maintaining business continuity and efficiency.

Technology Infrastructure

$0 - $75,000: Investment in technology infrastructure is essential for a tech-driven

company like Volcanic Retail. This funding goes towards purchasing or upgrading hardware and software, enhancing IT security measures, and ensuring that the technological backbone of the platform is robust, scalable, and capable of supporting an increasing number of users and complex operations.

Administrative
$5,000 - $50,000: These funds are allocated for administrative expenses, including compliance with regulations, intellectual property management, and legal fees. This budget line ensures that the company operates within legal frameworks and maintains proper corporate governance, which is especially important in a growing business.

Repay of Debt
$35,000 - $200,000: These funds are allocated to repay existing debts, which will help reduce financial burdens and improve the company's creditworthiness. Effective debt management is crucial for maintaining financial health and supporting future growth. For more details, please refer to Question 31: Additional Information on Current Liability Situation.

Working Capital
$2,500 - $52,100: Working capital is used to cover short-term financial obligations and day-to-day financial transactions. It is a critical buffer enabling the company to manage its cash flow effectively, ensuring that there are funds available to cover unforeseen expenses, short-term debts, and immediate operational needs without disrupting the business operations.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of Securities the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

---

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that

the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close

If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	**$50,000** USD
Maximum Target	**$618,000** USD
Securities Type	**SAFE**
Regulation	**Regulation CF**
Closing Date	**30 Apr 2026**

The SAFEs: We are offering securities in the form of a SAFE (Simple Agreement for Future Equity), which provides investors the right to Preferred Membership Units in the Company when and if the Company sponsors an equity offering that involves Preferred Membership Units, on the standard terms offered to other investors.

Conversion to Preferred Equity: Based on our SAFEs, when we engage in an offering of equity interests involving Preferred Membership Units in the next financing, the Company will automatically issue to the Investor a number of shares of Preferred Membership Units equal to the Purchase Amount divided by the Conversion Price, subject to a Valuation Cap of $7,000,000 and a discount rate of 80%.

- **If the valuation of the company is less than or equal to the Valuation Cap:** The total value of the investor's investment is divided by the price of Preferred Membership Units issued to new investors, multiplied by the discount rate (80%).

- **If the valuation of the company exceeds the Valuation Cap:** The total value of the investor's investment is divided by the price of Preferred Membership Units, subject to the Valuation Cap, multiplied by the discount rate (80%).

Case 1: If the company issues Preferred Membership Units at $0.30 per unit in the next financing, this implies a valuation of $0.30 x 19,637,701[1] or $5,891,310, which is lower than the Valuation Cap. An investor who invested $10,000 in this offering will be entitled to receive:

$$\frac{\$10,000}{\$0.3 \times 80\%} = 41{,}667 \text{ units}$$

Case 2: If the company issues Preferred Membership Units at $1.00 per unit in the next financing, this implies a valuation of $1.00 x 19,637,701[2] or $19,637,701. Since the valuation exceeds the Valuation Cap of $7,000,000, the conversion price will be based on the Valuation Cap. An investor who invested $10,000 in this offering will be entitled to receive:

1. Determine the Conversion Price based on the Valuation Cap:

$$\text{Effective Price per Unit} = \frac{\text{Valuation}}{\text{Total Outstanding Units}} = \frac{\$7,000,000}{19,637,701} = \$0.356$$

2. Calculate the Number of Units Issued to the Investor:

$$\frac{\$10,000}{\$0.356 \times 80\%} = 35,112 \text{ units}$$

Additional Terms of the Valuation Cap. The Company capitalization calculated as of immediately prior to the Equity Financing, of: (**1**) all shares of Membership Units (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; **and** (**2**) all shares of Common Membership Units reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

Liquidity Events: If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Membership Units equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Liquidity Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard nonparticipating Preferred Membership Units. The investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Units);

2. On par with payments for other SAFEs and/or Preferred Membership Units, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Membership Units, the applicable proceeds will be distributed pro rata to the investor and such other safes and/or Preferred Membership Units in proportion to the full payments that would otherwise be due; and

3. Senior to payments for Common Membership Units.

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	10,000,000	8,100,000	YES	NO
Class B Membership Units	10,000,000	6,362,255	NO	NO
Class C Membership Units	6,500,000	4,769,964	NO	YES
Warrants	N/A	428,418	NO	NO
SAFE (Simple Agreement for Future Equity)	N/A	185,400	NO	NO

Class A, Class B and Class C Membership Units have the same percentage of economic interest in the Company, except that the Class A Membership Units have voting rights while the Class B and Class C Membership Units have no voting rights.

Other Rights Assigned to Class C Membership Units Holders:

1. Class C Units Non-Dilution Rights. For so long as at least 1,500,000 Class C Units remain outstanding, if the Company issues any Units of any class, or options, warrants or other rights to acquire the same (collectively, "New Securities") following the date of the

first issuance of Class C Units hereunder, the Company shall promptly issue, to each holder of thenoutstanding Class C Units, additional Class C Units in an amount necessary for each such holder to maintain its ownership percentage in the Company, as of immediately prior to such issuance of New Securities, on a fully diluted basis (including all then-outstanding Units or options, warrants or other rights to acquire Units).

2. No Reduction in Member's Units. Except as otherwise provided in this Agreement, the number of Units held by a Member shall not be reduced without such Member's express written consent.

3. Class C Unit Information Rights. Each holder of Class C Units shall have the following financial and reporting information rights:

(a) The Company will furnish to each holder of Class C Units, as soon as practicable after the end of each fiscal year of the Company, and in any event within ninety (90) days thereafter, an unaudited balance sheet of the Company, as at the end of such fiscal year, and an unaudited statement of income and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles consistently applied (except as noted therein) and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail.

(b) The Company will furnish to each holder of Class C Units at least thirty (30) days prior to the beginning of each fiscal year an annual budget and operating plans for such fiscal year approved by the Board (and as soon as available, any subsequent material revisions thereto), including financial projections for such year, and such other information or reports as approved by the Board.

4. Class C Unit Member Inspection. The Company shall permit the holders of Class C Units (provided that the Board has not reasonably determined that such Member is a competitor of the Company), at such Member's expense, to visit and inspect any of the properties of the Company, examine their books and records, discuss the affairs, finances and accounts of the Company with their officers, employees and accountants (and the Company hereby authorizes said accountants to discuss with such Member such affairs, finances and accounts), and consult with and advise the management of the Company as to their affairs, finances and accounts, all at reasonable times and upon reasonable notice during normal business hours; provided, however, that the Company shall not be obligated under this Section 2.15 to provide information (A) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form reasonable acceptable to the Company) or (B) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel. Additionally, the Company

shall provide all Members such other inspection rights and access to books and records to the extent required by the Act.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
See question 17.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of SAFE, have no voting rights over the affairs of the company.

Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Valuation of SAFE (Simple Agreement for Future Equity) of Volcanic, LLC

The securities being offered are SAFE (Simple Agreement for Future Equity) instruments. Currently, these securities do not represent an immediate equity stake in the company. The valuation of the securities for future conversion into equity is influenced by a valuation cap set at $7 million (the "Valuation").

It is important for investors to acknowledge that the valuation was arbitrarily determined by our Board of Directors without an independent valuation. The offering price was established based on our estimate of capital and expense requirements and the expected future profitability of the company, not on traditional metrics such as perceived market value, book value, or other established criteria. We did not seek an independent appraisal to substantiate this valuation, opting instead for a flexible financing strategy aligned with our strategic growth objectives.

Justification for Valuation

The valuation is underpinned by several core aspects of our business model and market opportunities:

Innovative Business Model and Market Potential: Volcanic, LLC operates within the global B2B retail market, currently valued at over $24.5 trillion, with the U.S. market contributing $7.18 trillion. Our SaaS platform is designed to revolutionize how retail brands and buyers connect and transact. The shift from traditional in-person trade shows to digital platforms, accelerated by the COVID-19 pandemic, left a significant

portion of the industry's $38 billion trade show budget untapped. This presents a clear opportunity for Volcanic, LLC to capture market share with our digital solution.

Strategic Acquisitions and Expansion: The strategic acquisition of Ant Hill Consulting, a respected entity in retail sales and consulting since 2009, enhances our business profile and operational capabilities. This acquisition not only broadens our service offerings but also stabilizes our revenue streams by integrating established relationships with notable brands like Bucked Up, Lumineux Oral Essentials, and Just Ingredients. This expansion supports our valuation by demonstrating potential for immediate revenue generation and integration.

Technological Edge and Development: Our SaaS platform, set to be unveiled in August, represents a significant advancement in retail technology. Developed by Start Studio, known for their work with companies like Owlet and Chatbooks, our platform promises to deliver a seamless and impactful user experience. This technology streamlines communications and enhances retail transaction efficiency.

Our Board of Directors believes the valuation is reasonable based on our innovative business model, strategic acquisitions, and technological edge, aiming to ensure fair treatment for early investors while supporting the long-term growth trajectory of Volcanic, LLC. We are committed to transparency in our funding operations and providing a clear pathway for our investors to participate in the company's future successes.

Methods for how the securities may be valued by the issuer in the future:

Current Valuation Method for SAFE:

- **SAFE (Simple Agreement for Future Equity):** Currently, we set the price per SAFE unit based on internal assessments of our capital needs and expected profitability, arbitrarily determined by our Board of Directors. We may continue to use this method to evaluate the next securities to be issued as we progress through the initial financing stages.

Other Valuation Methods (As Company Matures):

- **Market-Based Valuation:** Use Comparable Company Analysis to assess similar companies by comparing revenue and EBITDA multiples.

- **Income-Based Valuation:** Apply Discounted Cash Flow (DCF) to project future cash flows and discount them to present value.

- **Hybrid Methods:** Employ the Weighted Average Cost of Capital (WACC) to discount future cash flows, providing a balance between internal financial health and market conditions.

- **Qualitative Factors:** Evaluate strategic positioning, intellectual property, brand value, and management team effectiveness.

We will regularly reassess our valuation methods as the company grows and as market conditions evolve, while also incorporating feedback from stakeholders and experts.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as SAFE holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business ("Liquidy Event" in SAFE as described in *Appendix C - SUBSCRIPTION AGREEMENT*), the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
   a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

   b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

   c. **A Sale of the Issuer or of Assets of the Issuer**

Although as SAFE holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

   d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

Loan

- **Lender:** Brian Barnett

- **Issue Date:** 06/14/21

- **Amount:** $50,000.00

- **Outstanding Principal plus Interest:** $60,000.00 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 06/15/22

- **Current with Payments:** Yes

- **Note:** Maturity date has been extended indefinitely.

Loan

- **Lender:** Ant Hill Consulting Group, LLC

- **Issue Date:** 11/29/21

- **Amount:** $50,000.00

- **Outstanding Principal plus Interest:** $64,136.99 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 10/21/23

- **Current with Payments:** Yes

- **Note:** Part of an adjustable non-convertible promissory note with additional principals added on subsequent dates.

Loan

- **Lender:** Ant Hill Consulting Group, LLC

- **Issue Date:** 12/01/21

- **Amount:** $50,000.00

- **Outstanding Principal plus Interest:** $64,082.19 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 10/21/23

- **Current with Payments:** Yes

- **Note:** Same adjustable note conditions as above.

Loan

- **Lender:** Ant Hill Consulting Group, LLC

- **Issue Date:** 01/02/22

- **Amount:** $100,000.00

- **Outstanding Principal plus Interest:** $126,410.96 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 10/21/23

- **Current with Payments:** Yes

- **Note:** Same adjustable note conditions as above.

Loan

- **Lender:** Central Bank

- **Issue Date:** 07/25/22

- **Amount:** $250,000.00

- **Outstanding Principal plus Interest:** $249,612.00 as of 04/29/23

- **Interest Rate:** Variable, 5.25% - 21%

- **Maturity Date:** 01/26/24

- **Current with Payments:** Yes

Convertible Note

- **Creditor:** Nature's Fusions, LLC

- **Issue Date:** 12/08/20

- **Amount:** $400,000.00

- **Outstanding Principal plus Interest:** $440,000.00 as of 12/30/22

- **Interest Rate:** Initially 5%, amended to 20% in October 2021

- **Discount Rate:** 0.0%

- **Maturity Date:** 12/09/22

- **Uncapped Note:** Yes

- **Note:** Loan due on demand after maturity; not yet settled. Convertible into 405,482 Class B Units at $0.31 per unit.

Convertible Note

- **Issue Date:** 03/09/22

- **Amount:** $75,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 03/10/24

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 03/31/22

- **Amount:** $75,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 04/01/24

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 07/06/22

- **Amount:** $50,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 07/07/24

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 10/17/22

- **Amount:** $100,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 10/18/24

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 01/05/23

- **Amount:** $100,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 01/06/25

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 02/05/23

- **Amount:** $50,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 02/06/25

- **Valuation Cap:** $0.8175 per unit (fully-dilented basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 03/02/23

- **Amount:** $100,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 03/03/25

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 03/30/23

- **Amount:** $100,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 03/31/25

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 05/03/23

- **Amount:** $50,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 05/03/25

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 06/09/23

- **Amount:** $50,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 6/9/25

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Convertible Note

- **Issue Date:** 6/28/23

- **Amount:** $100,000.00

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 6/28/25

- **Valuation Cap:** $0.8175 per unit (fully-diluted basis)

- **Relationship:** Owner/Director

Current Liability Situation:

- $3 million in loans are due this year, primarily in the form of convertible notes as detailed in Section 24. Of this amount, $1.7 million is funded by Jeremy Brockbank and Jennifer Brockbank, CEO and COO of the Company, respectively, with the remainder provided by friends and family.

- The debtor has agreed to extend the maturity of the loans until they can be repaid from profits. The Company will not become insolvent within the next year.

- Of the funds raised, regular payments will be made towards a 10-year bank loan as per the existing terms. Thereafter, no more than 20% of the funds raised in this Offering will be used to repay the debt, after the first $2 million is raised.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
2023-05-25	Regulation Crowdfunding	Simple Agreement for Future Equity (SAFE)	$185,400	General operations	Finished
2022-03-14	Regulation D Rule 506(b)	Class B Units	$0	General Operations	Finished
2021-08-11	Regulation D Rule 506(b)	Class B Units	$2,382,286	General Operations	Finished
2024-07-03	Regulation Crowdfunding	Simple Agreement for Future Equity (SAFE)	$10,500	N/A (The offering is still ongoing, and the Issuer has not yet withdrawn any funds from escrow.)	Ongoing

Section 4(a)(2) Offerings:

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2020	Section 4(a)(2)	Common stock	$15,000	General operations
6/2020	Section 4(a)(2)	Common stock	$300,000	General operations
8/2020	Section 4(a)(2)	Common stock	$69,999	General operations
9/2020	Section 4(a)(2)	Common stock	$129,999	General operations
9/2020	Section 4(a)(2)	Common stock	$99,999	General operations
9/2020	Section 4(a)(2)	Common stock	$9,999	General operations
11/2020	Section 4(a)(2)	Common stock	$9,999	General operations
12/2020	Section 4(a)(2)	Convertible Note	$400,000	General operations
12/2020	Section 4(a)(2)	Common stock	$4,999	General operations
1/2021	Section 4(a)(2)	Common stock	$24,999	General operations
2/2021	Section 4(a)(2)	Common stock	$199,999	General operations
6/2021	Section 4(a)(2)	Common stock	$99,999	General operations
8/2021	Section 4(a)(2)	Common stock	$49,999	General operations
3/2022	Section 4(a)(2)	Convertible Note	$75,000	General operations
3/2022	Section 4(a)(2)	Convertible Note	$75,000	General operations
4/2022	Section 4(a)(2)	Common stock	$49,999	General operations
5/2022	Section 4(a)(2)	Common stock	$249,999	General operations
7/2022	Section 4(a)(2)	Convertible Note	$50,000	General operations
10/2022	Section 4(a)(2)	Convertible Note	$100,000	General operations
10/2022	Section 4(a)(2)	Common stock	$99,999	General operations
12/2022	Section 4(a)(2)	Common stock	$99,999	General operations
1/2023	Section 4(a)(2)	Convertible Note	$100,000	General operations
2/2023	Section 4(a)(2)	Convertible Note	$50,000	General operations
3/2023	Section 4(a)(2)	Convertible Note	$100,000	General operations
3/2023	Section 4(a)(2)	Convertible Note	$100,000	General operations
5/2023	Section 4(a)(2)	Convertible Note	$50,000	General operations
5/2023	Section 4(a)(2)	Class B Units	$99,998.78	General operations
9/2023	Section 4(a)(2)	Class B Units	$14,765.57	General operations
9/2023	Section 4(a)(2)	Class B Units	$12,043.43	General operations
9/2023	Section 4(a)(2)	Class B Units	$8,018.58	General operations
9/2023	Section 4(a)(2)	Class B Units	$99,998.70	General operations
10/2023	Section 4(a)(2)	Class B Units	$415,040.52	General operations
10/2023	Section 4(a)(2)	Class B Units	$99,998.70	General operations
12/2023	Section 4(a)(2)	Class B Units	$2,672.35	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period,

including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    a. **any director or officer of the issuer;**

    b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

    c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

    d. **any immediate family member of any of the foregoing persons.**

Yes. Please refer to below:

Nature's Fusion, LLC

- **Amount Invested:** $300,000.00

- **Transaction Type:** Priced round

- **Issue Date:** 06/18/20

- **Relationship:** Investor

Nature's Fusions, LLC

- **Amount Invested:** $400,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 12/08/20

- **Outstanding Principal plus Interest:** $440,000.00 as of 12/30/22

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 12/09/22

- **Uncapped Note:** Yes

- **Relationship:** Investor

Brian Barnett

- **Amount Invested:** $50,000.00

- **Transaction Type:** Loan

- **Issue Date:** 06/14/21

- **Outstanding Principal plus Interest:** $60,000.00 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 06/15/22

- **Current with Payments:** Yes

- **Relationship:** Investor

Ant Hill Consulting Group, LLC

- **Amount Invested:** $50,000.00

- **Transaction Type:** Loan

- **Issue Date:** 11/29/21

- **Outstanding Principal plus Interest:** $64,136.99 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 10/21/23

- **Current with Payments:** Yes

- **Relationship:** Sister-company, owned by Jeremy Brockbank

Ant Hill Consulting Group, LLC

- **Amount Invested:** $50,000.00

- **Transaction Type:** Loan

- **Issue Date:** 12/01/21

- **Outstanding Principal plus Interest:** $64,082.19 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 10/21/23

- **Current with Payments:** Yes

- **Relationship:** Sister-company, owned by Jeremy Brockbank

Ant Hill Consulting Group, LLC

- **Amount Invested:** $100,000.00

- **Transaction Type:** Loan

- **Issue Date:** 01/02/22

- **Outstanding Principal plus Interest:** $126,410.96 as of 04/29/23

- **Interest Rate:** 20.0% per annum

- **Maturity Date:** 10/21/23

- **Current with Payments:** Yes

- **Relationship:** Sister-company, owned by Jeremy Brockbank

Jeremy & Jennifer Brockbank

- **Amount Invested:** $75,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 03/09/22

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 03/10/24

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $75,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 03/31/22

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 04/01/24

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $50,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 07/06/22

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 07/07/24

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $100,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 10/17/22

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 10/18/24

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Golden Brockbank

- **Amount Invested:** $99,999.00

- **Transaction Type:** Priced round

- **Issue Date:** 10/31/22

- **Relationship:** Relative of Owner/Director

Golden Brockbank

- **Amount Invested:** $99,999.00

- **Transaction Type:** Priced round

- **Issue Date:** 12/14/22

- **Relationship:** Relative of Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $100,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 01/05/23

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 01/06/25

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $50,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 02/05/23

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 02/06/25

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $100,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 03/02/23

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 03/03/25

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $100,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 03/30/23

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 03/31/25

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

Jeremy & Jennifer Brockbank

- **Amount Invested:** $50,000.00

- **Transaction Type:** Convertible note

- **Issue Date:** 05/02/23

- **Interest Rate:** 20.0% per annum

- **Discount Rate:** 0.0%

- **Maturity Date:** 05/03/25

- **Valuation Cap:** $0.82

- **Relationship:** Owner/Director

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes. The Company was formed in 2020 and has operation since then.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operations

Volcanic Retail's financial results for the years ending December 31, 2024, and 2023 reveal a significant shift in revenue performance and operating losses. While revenue has experienced a notable increase from $81,750 in 2023 to $694,896 in 2024, this growth is tempered by a large operating loss of $751,864 in 2024, compared to a loss of $1,409,296 in 2023.

The key drivers of the increased revenue stem from the company's expansion efforts, particularly through its acquisition of Ant Hill Consulting and the launch of its SaaS platform, which enhances B2B connections in the retail space. This platform provides

significant potential for growth, with new revenue streams including subscription fees, podcast advertisements, and retail education courses.

Operating expenses amounted to $1,002,868 in 2024, consisting primarily of costs related to employee compensation, software, office-related expenses, and depreciation and amortization. Despite the increase in revenue, the company recorded an operating loss of $751,864, reflecting the high costs associated with scaling operations and developing the SaaS platform.

Key Operational Trends:

- **Revenue Growth**: Revenue increased significantly in 2024, reflecting successful business expansion and new revenue models.

- **Operating Loss**: A sizable operating loss of $751,864 is attributed to the company's high upfront costs in platform development, marketing, and employee compensation.

- **Cost of Sales**: The cost of sales increased proportionately with the increase in revenue, yet gross profit also improved to $251,001.

Key Areas for Future Growth:

- Volcanic Retail will balance its cost structure and revenue growth to reduce operating losses.

- The introduction of additional revenue streams, such as the education course and podcast advertisement revenue, will be critical in achieving profitability.

- While the company shows significant revenue growth, continued investment in operational efficiency is necessary to maintain long-term profitability.

Cash Flow Analysis

The cash flow statement reveals a net cash outflow of $115,692 for the year ending December 31, 2024. The primary cash outflows come from operating activities, with net

income losses of $1,002,993 being partially offset by depreciation and changes in working capital (such as the decrease in accounts receivable and other assets).

- **Operating Cash Flow**: The net cash used in operating activities was significant at $1,124,595, a result of the operational losses incurred and working capital changes. This demonstrates the cash requirements for scaling the business.

- **Investing Activities**: Cash used in investing activities was relatively low at $16,203, reflecting limited capital expenditure for the year.

- **Financing Activities**: The financing activities provided a net cash inflow of $1,025,106, primarily due to capital raised from the issuance of common stock and other equity investments.

While the company is operating at a loss, its financing activities have been successful in raising the necessary capital to fund its operations and growth initiatives. However, the cash flow deficit from operations signifies that Volcanic Retail will need to continue securing funding to support its expansion and platform development until the business becomes self-sustaining.

Assets, Liquidity, and Capital Resources

Volcanic Retail's total assets grew from $1,231,868 in 2023 to $1,277,858 in 2024, largely due to investments in internally developed software (SaaS platform) and property, plant, and equipment.

Asset Overview:

- **Current Assets**: The company's current assets, primarily consisting of cash, accounts receivable, and other assets, saw a considerable increase in 2024. However, the significant drop in cash equivalents to $12,553 suggests a potential liquidity challenge.

- **Non-Current Assets**: The internally developed software is the primary non-current asset, with a value of $1,112,327, showing that Volcanic is heavily

investing in its SaaS platform as a long-term asset.

- **Fixed Assets**: The company has also invested heavily in property, plant, and equipment, with a net value of $983,555, contributing to the overall asset growth.

Liquidity:

- The company's cash and cash equivalents significantly reduced to $12,553. This may pose challenges in meeting short-term obligations if the company does not secure additional financing or revenue growth.

Capital Resources:

- Volcanic Retail's capital resources are strong, having raised significant capital through the issuance of equity and loans. In 2024, the company raised $1,160,913 in additional paid-in capital, which strengthens its equity position. Despite the operating losses, the capital structure remains solid, with total liabilities decreasing slightly to $2,955,777, mainly consisted of loans and convertible notes.

Liquidity & Capital Resources Conclusion:

- **Liquidity**: Volcanic Retail's liquidity is under pressure due to reduced cash holdings. The company will need to focus on converting its revenue growth into positive cash flow and consider additional financing to maintain liquidity.

- **Capital Resources**: The capital raised through equity issuance is substantial and will support the company's growth initiatives, but the reliance on external funding highlights the need for careful cash management moving forward.

Forward-Looking Statement

Historical Results and Cash Flows are Not Indicative of Future Performance: The past financial results and cash flows are not necessarily representative of future performance, as they reflect the company's current stage of development. Volcanic Retail's focus on growth through platform development and marketing investments means that it is operating at a loss while expanding. Investors should consider that the

company may continue to require additional funding and that profitability may not be realized in the short term.

The business model and potential revenue streams indicate strong future growth opportunities, but the risks related to cash flow and operating losses should be carefully evaluated by investors considering an investment in the company. Volcanic Retail's strategic expansion into SaaS and other services presents significant upside potential, but it requires careful financial oversight to ensure long-term sustainability.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company are seeking a minimum of $50,000 in this offering, which would improve the Company's liquidity and balance sheet. Receiving these funds and any other additional funds is necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months. In particular, $3 million in loans are due this year, primarily through convertible notes as outlined in Section 24. Of this, $1.7 million is from Jeremy and Jennifer Brockbank, the CEO and COO of the company, with the remaining balance sourced from friends and family. The maturity of these loans has been extended until they can be repaid from company profits, ensuring the company remains solvent over the next year. Additionally, regular payments will continue on a 10-year bank loan. After raising the first $2 million, no more than 20% of additional funds from this Offering will be allocated towards repaying the debt. (For more details, please refer to Section 31: Additional Information on Current Liability Situation.)

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?

No

(B) engaging in the business of securities, insurance or banking?

No

(C) engaging in savings association or credit union activities?

No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No

(ii) places limitations on the activities, functions or operations of such person?

No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary

injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

<u>**Current Liability Situation:**</u>

-

- $3 million in loans are due this year, primarily in the form of convertible notes as detailed in Section 24. Of this amount, $1.7 million is funded by Jeremy Brockbank and Jennifer Brockbank, CEO and COO of the Company, respectively, with the remainder provided by friends and family.

- The debtor has agreed to extend the maturity of the loans until they can be repaid from profits. The Company will not become insolvent within the next year.

- Of the funds raised, regular payments will be made towards a 10-year bank loan as per the existing terms. Thereafter, no more than 20% of the funds raised in this Offering will be used to repay the debt, after the first $2 million is raised.

<u>**Disclosure Regarding Legal Proceedings**</u>

On January 31, 2024, Sunnie Giles filed a lawsuit against Volcanic, LLC, its CEO Jeremy Brockbank, and Jennifer Brockbank in the Fourth Judicial District Court of Utah (Utah County, Provo Department), alleging breach of contract and other related claims. The lawsuit relates to Ms. Giles' employment and compensation as both an independent contractor and later as the Chief Operating Officer of Volcanic, LLC. Specifically, Ms. Giles claims that her termination was without cause and that she is entitled to unpaid compensation, including salary, commissions, equity interests, and other benefits under her employment agreement. The plaintiff also asserts claims for breach of the covenant

of good faith and fair dealing, failure to pay wages under the Utah Payment of Wages Act, and unjust enrichment.

Volcanic, LLC, and the individual defendants have denied the allegations and, on April 4, 2024, filed an answer disputing the claims. The defendants contend that Ms. Giles was terminated for cause and is not entitled to the compensation she seeks. The litigation is ongoing, and no determination has yet been made regarding the merits of the case.

Potential investors should be aware that an unfavorable outcome in this litigation could have a material adverse effect on the company's financial condition, business operations, and ability to execute its business plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://info.volcanicretail.io/for-investors

The issuer must continue to comply with the ongoing reporting requirements until:
   a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Jeremy Brockbank

[Signature Code: QVRZ6NhqtoeKiCeuyhErAfGqQfhvkQzOpw7lRqUg9gTIZvlFoc6TvRtKXfFvICXEZxXUT1xiRPv03W19aQHbLsNO0-5s1SF-SUTue1h7VwouN_OEw4F62w]

Jeremy Brockbank
Chairman & CEO
Volcanic, LLC
Date: 14 Jun 2025

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Company Overview

Welcome to Volcanic Retail, where we merge innovation with opportunity to transform the retail landscape. Our mission is to revolutionize the way brands and buyers connect, discover, and engage within the retail sector. Founded by Jeremy Brockbank, a pioneer in retail strategy and brand development, Volcanic Retail is at the cutting edge of facilitating efficient, trustworthy, and organized B2B transactions. With a platform that prioritizes streamlined communications and equitable opportunities, we ensure that each interaction on our SaaS platform is valuable and productive. Our robust marketplace allows retail buyers to effortlessly find products tailored to their needs while providing brands a prominent stage to showcase their offerings. Join us in redefining product discovery in the global B2B retail market, valued at over $24.5 trillion.





Visit us at volcanicretail.com and
order and register for free!

Invitation to Join Our Venture
As potential investors, we invite you to embark on a journey with us as we redefine the landscape of product discovery and B2B sales. Our innovative approach is set to revolutionize the way brands and buyers interact, discover, and engage with each other, transforming traditional methods into a seamless, productive exchange.

Addressing the Challenges of the Retail Ecosystem
In today's crowded retail ecosystem, finding the right products and forging meaningful connections can be daunting and inefficient. Volcanic Retail introduces a streamlined solution where brands and buyers converge in a space meticulously designed for efficiency, trustworthiness, and organization, addressing the core challenges faced by the industry.



OUR MISSION

We use our platform to make it simple, easy and delightful for buyers, brands, influencers and consumers to work together, creating an experience unlike any other.

Streamlined Communication

Imagine a platform where buyers can escape the chaos of inundating emails and endless phone calls from brands vying for attention. Volcanic Retail prioritizes and filters communications based on specific requirements, ensuring that every interaction is meaningful and productive. This focused approach eliminates unnecessary noise and enhances decision-making efficiency.

Enhancing Brand Visibility

For brands, Volicanic Retail offers unparalleled visibility and access to a curated audience of buyers actively seeking quality products. Our platform ensures equitable opportunities for all participants, where product quality and brand excellence are the primary criteria for success. We provide the easiest pathway for brands to showcase their offerings and get discovered by buyers who value excellence.

The Future of Retail Product Discovery

Volcanic Retail exemplifies the future direction of retail product discovery. It serves as a dynamic platform where relationships are established, transactions are enabled, and superior products are highlighted. We invite you to contribute to the transformation of the retail industry by embracing the extensive possibilities offered by AI-driven

innovation. This is not just a change, it's the future being built on advanced technology and strategic foresight.

Opportunity

Volcanic Retail stands at the forefront of a monumental market opportunity, poised to capitalize on the shifting landscape of global retail sourcing. With a Total Addressable Market (TAM) of $24.5 trillion in the global B2B retail market and $7.18 trillion in the US alone, the potential for growth and expansion is vast.

The emergence of COVID-19 precipitated a seismic shift in retail sourcing dynamics, as traditional avenues such as trade shows were abruptly shuttered, leaving an astonishing $38 billion in trade show budgets untapped. This unprecedented disruption created a pressing need for innovative solutions to bridge the gap between brands and buyers.

Volcanic Retail emerges as a critical solution, providing a robust platform to address these gaps by facilitating effective connections and transactions in the retail sourcing sector. As the industry continues to undergo rapid transformation, Volcanic Retail is poised to lead this evolution, enhancing how brands and buyers interact and succeed. This alignment with market needs positions the company for significant growth and leadership in the evolving landscape of global retail sourcing.

Business Model

Volcanic's business model is structured to harness multiple revenue streams, ensuring stability and scalability in the competitive retail landscape:

Expansion

Volcanic has solidified a steady revenue stream through the strategic acquisition of Ant Hill Consulting, a trusted player in retail sales and consulting since 2009. This acquisition enables Volcanic to offer sales and consulting services to esteemed brands such as Bucked Up, Lumineux Oral Essentials, Just Ingredients, etc.

Innovation

In August, Volcanic will unveil its groundbreaking SaaS platform, facilitating seamless connections and transactions between brands and buyers. The platform will operate on a subscription-based

model, wherein Volcanic will charge a monthly fee per seat.

Engagement

Volcanic enhances brand visibility and generates revenue through its Retail War Games podcast, which features insights from retail veterans and helps brands navigate the complexities of industry success. The podcast will also generate revenue through industry-relevant advertisements.

Education

Later this year, Volcanic will release a retail education course designed to prepare brands for entry into the retail market. This course will serve as an additional cost-effective revenue stream for the company.



Product / Service

Volcanic Retail's SaaS platform is prepared to transform the retail industry with its intuitive and comprehensive approach, serving both buyers and brands effectively.

At the core of the platform lies a robust marketplace, empowering retail buyers to effortlessly search for products tailored to their specific needs while providing brands with a platform to display their offerings through targeted sales pitches.

The platform features a user-friendly sign-up process, including capabilities for bulk product uploads that integrate seamlessly with major product management tools like Shopify.

Communication is streamlined and organized with separate inboxes for pitches and conversations, along with customizable labels for enhanced organization.





JOIN NOW



VOLCANIC RETAIL

Search furniture products and brands..
Create connections.
Get deals done.

• • •

Buyers can curate boards to save and collaborate on products of interest, which supports efficient decision-making within their organizations.

Advanced search and filter functions, along with recommended products and brands, ensure a personalized and tailored experience.

Looking ahead, Volcanic plans to introduce exciting features such as an influencer portal for targeted marketing, a dedicated social media feed for B2B content promotion, standardized vendor documents, and a Volcanic Verified system to uphold quality standards. With its progressive approach and innovative features, Volcanic Retail's SaaS platform is set to redefine the retail landscape, enhancing efficiency, visibility, and collaboration opportunities for brands and buyers alike.

Team



Jeremy Brockbank

Founder & CEO

Jeremy Brockbank, Founder and CEO of Volcanic Retail, is at the forefront of innovative retail strategy and brand development. The former CEO and Co-Owner of Ant Hill from 2012 to 2020, successfully transformed the company from a single brand into a diverse and profitable enterprise, maintaining an impressive track record of profitability for 113 straight months. His remarkable journey in the business world began at GOAL ZERO, where he served as the only Senior Account Manager and was instrumental in growing the brand into the fastest-growing company on the Inc 5000 list, with a growth rate of 17,000%.

His strategic partnerships with major retailers like Target, Lowes, Office Depot, Home Depot, Walmart, and Best Buy played a pivotal role in this achievement. Jeremy co-owned Spatty, a highly successful Shark Tank brand, and served as President and Chief Strategy Officer of a company backed by Mark Cuban on Shark Tank. With a talent for innovation, he has developed over 500 retail brands worldwide, along with inventing and patenting multiple product lines. His influence in the retail sector is widely acknowledged, making him one of the most influential retail buyer influencers in the United States.

Jeremy was a Marketing Professor at the UVU School of Business and worked as an external consultant for Canvas FRG/Point 72 Private Equity, one of the largest private equity firms in the world. His business acumen is further evidenced by his international experience, having worked in over 30 countries across four continents. Jeremy's expertise and achievements have been published across media outlets like Business Rockstars, WGN Chicago, KTLA Los Angeles, Drug Store News, Los Angeles Times, and NBC's KSL 5. Jeremy's educational background includes a Master of Education from the University of Oklahoma. He has also collaborated with renowned entrepreneur Lori Grenier and serves on the Advisory Board for Silicon Slopes. As the Founder and CEO of Volcanic Retail,

Jeremy Brockbank continues to be a driving force in the world of retail and brand development.



Technology Development - Start Studio

Having worked on such notable companies as Owlet, Chatbooks, Divvy, Weave, and many others, Volcanic's development is in capable hands with Start Studio. Their team's technical expertise and skills in strategy, design, development, and marketing, combined with our team's retail industry experience, are the building blocks for a SaaS platform that not only fills a gaping hole in the industry, but does so seamlessly and with an impactful user experience.

Sales & Marketing

Backed by a comprehensive retail buyer database and Hubspot's powerful CRM tools, our sales and marketing teams are equipped to efficiently educate and convert brands and buyers to Volcanic's offerings. Since 2009, our team has successfully performed the sales

outreach for over 500 retail brands like Lumineux Oral Essentials, Just Ingredients, Sconza, Spatty, and many more.

Appendix B - RISK FACTORS

Risks Related to the Business

Patent Pending Process: We applied for a patent in 2018, which remains pending. This ongoing uncertainty may affect our competitive edge and intellectual property rights.

Management Structure: Our company's stability and decision-making heavily depend on our CEO, the only permanent C-suite executive, supported by a robust bench of advisors and investors.

Limited Operating History: Established on May 6, 2020, our company has a limited operating history upon which to evaluate our business and prospects. Our proposed business operations are subject to numerous risks typical of early-stage enterprises. The markets for our investment products and services are rapidly evolving. We cannot assure investors that our business strategy will be successful or that we will successfully mitigate these risks. Failure to do so could materially adversely affect our business, financial condition, and operating results.

Emerging Market Risks: Operating in an emerging market, we face risks associated with rapid changes in customer requirements, frequent new product introductions, and rapid technological advancements. There is a risk that our technology may underperform compared to that of competitors.

Dependency on Key Personnel: Our success significantly depends on the continued services of our principals and officers. The loss of their services could have a material adverse effect on our growth, revenues, and prospective business. Additionally, our ability to implement and manage our business plan will depend on successfully recruiting skilled personnel. The competition for qualified individuals is intense, and there is no assurance that we will be able to attract and retain existing employees or find and retain new qualified personnel on acceptable terms.

Strategic Relationships and Market Penetration: Our ability to capitalize on market potential hinges on establishing new strategic relationships with third-party distributors and retailers. Failure to develop successful relationships or a successful digital marketing campaign could prevent us from capitalizing on the market potential of our products. Establishing strategic relationships is difficult and time-consuming. Potential

collaborators may reject collaborations based on their assessment of our financial, regulatory, or intellectual property position. If we fail to establish a sufficient number of collaborations on acceptable terms, we may not be able to commercialize our products or generate sufficient revenue to fund further research and development efforts.

Third-party Software Dependency: We depend on third-party software developers to create our products. Our ability to adjust, maintain, and improve our products is limited by our lack of in-depth familiarity with the platform architecture. We rely on third parties to deliver software that meets the agreed-upon specifications in a timely and cost-effective manner. Significant adjustments, maintenance, redesign, or improvement could create unexpected expenses and adversely affect our ability to operate, including our ability to attract and retain customers.

Brand Image and Public Perception: We believe that our brand image and brand awareness are vital to the success of our business. Maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is crucial. Our ability to successfully expand into new markets or maintain the strength and distinctiveness of our brand image in existing markets could be adversely impacted if we fail to connect with our target customer. We rely on social media platforms, like Instagram, to implement our marketing strategies and promote our brand. Our brand and reputation could be adversely affected by negative publicity, failure to deliver innovative and high-quality products, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales, and force us to find alternative suppliers or manufacturing sources. Any harm to our brand and reputation could materially affect our financial condition. If we experience issues with product quality, we may face recalls or liability in addition to business disruption, which could further negatively impact our brand image and sales.

Dependency on Future Financing: To achieve our near and long-term goals, we may need to procure funds in addition to the amount raised in this offering. There is no guarantee we will be able to raise such funds on acceptable terms or at all. If we are unable to raise sufficient capital in the future, we may not be able to execute our business plan, and our continued operations will be in jeopardy. This could force us to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause investors to lose all or a portion of their investment.

Intense Competition: Intense competition from alternative online marketplaces could prevent us from generating or sustaining revenue growth and maintaining profitability. We expect the sector to become increasingly competitive in the future as more marketplaces are created. We may also face competition from larger companies that have

more capital than we do.

Small Management Team: Our future success depends on the efforts of a small management team. The loss of services from members of this team could adversely affect the company. There can be no assurance that we will be successful in attracting and retaining the personnel we require to successfully grow our business.

Risk Associated with Current Debt Obligations: Our company is currently facing significant debt obligations totaling $3 million, due this year. These obligations are primarily in the form of convertible notes as outlined in Section 24. A substantial portion of this debt, amounting to $1.7 million, involves commitments from our CEO and COO, which could lead to potential conflicts of interest and management decisions that might prioritize personal liabilities over company growth and shareholder value. While we have negotiated extensions on the maturity of these debts to be paid from future profits, there is no guarantee that sufficient profits will be generated on time to meet these obligations. This condition could impact our operational flexibility, increase our financing costs, and possibly lead to insolvency if our financial projections fail to materialize. Investors should be aware that if the company cannot generate enough profit or raise sufficient funds to meet these debts, their investments could be at significant risk.

Legal Proceedings: On January 31, 2024, Sunnie Giles filed a lawsuit against Volcanic, LLC and its CEO and another individual, alleging breach of contract and wrongful termination. Ms. Giles claims she was improperly terminated without cause and is owed unpaid compensation, including salary, commissions, and equity interests, as well as damages under her employment and contractor agreements. Volcanic, LLC has denied these allegations, stating that the termination was for cause and that Ms. Giles is not entitled to the compensation sought. The case is currently ongoing, and an unfavorable outcome could materially affect the company's financial health and operations.

Risk of Related to this Offering:

Risk Nature of SAFE: Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and are, therefore, less liquid. Additionally, purchasers of the SAFEs are subject to holding period requirements. The company is in an earlier stage of development and does not have historical results upon which investors can base their decisions regarding the extent of their investment. As such, investing in the SAFEs requires a high-risk tolerance, low liquidity concerns, and long-term commitment. The SAFEs are not FDIC-insured, may lose value, and there is no bank guarantee. Purchasers must be prepared to afford the total loss of their investment.

The Company may never receive future equity financing or elect to convert the Securities upon such financing. Furthermore, the Company may never undergo a liquidity event such as a sale or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the purchasers could be left holding the Securities indefinitely. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. They are not equity interests, have no ownership rights, no rights to the Company's assets or profits, and no voting rights or ability to direct the Company or its actions.

Lack of Liquidity: The Securities offered are not traded on a public exchange, meaning there is no guarantee that a secondary market will develop. This lack of liquidity could result in investors having difficulty selling their Securities, potentially forcing them to sell at a price significantly lower than their original purchase price.

Minority Shareholder Risks: Investors in this offering will hold a minority stake, which substantially limits their ability to influence management decisions concerning business operations, financial management, and corporate governance.

Dilution Potential: Future capital raises may result in dilution for existing shareholders if new shares are issued. This could decrease the ownership percentage of current investors and potentially dilute the value of their investments, especially if new shares are issued at a price lower than the current share price.

Valuation Fluctuations: The valuation for this offering, as set by the management, may not necessarily reflect the market or intrinsic value of the Securities. This discrepancy could lead to losses for investors if the market valuation is lower than the price set during this offering.

Regulatory and Compliance Risks: The process of equity crowdfunding is regulated by several entities, including the SEC. Any failure to comply with regulations or changes in crowdfunding laws could significantly impact the offering and expose both the company and its investors to legal and financial repercussions.

Economic and Market Conditions: General market fluctuations and economic downturns can negatively affect the company's operational results and financial condition, irrespective of the company's actual operating performance.

Risks of Additional Funding Needs: If the company requires additional funding beyond what is raised in this offering, there is no guarantee that such financing will be available on favorable terms, if at all. The inability to secure additional funding could compel the company to delay or abandon some of its strategic expansion plans.

Tax Obligations: Investors are solely responsible for understanding and managing the tax implications of their investment. Mismanagement or misunderstanding of these tax obligations can lead to adverse personal financial consequences.

Appendix C - SUBSCRIPTION AGREEMENT

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Volcanic, LLC

SAFE

(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Subscriber Legal Name] (the "**Investor**") of **[Subscription Amount]** (the "**Purchase Amount**") on or about **[Date of Signing]**, **Volcanic, LLC**, a company organized and existing under the laws of the State of Utah ("**Volcanic, LLC**" or the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Company's Membership Units, subject to the terms set forth below.

The "**Valuation Cap**" is **$7,000,000**.

The "**Discount Rate**" is **80%**. See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Membership Units equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of Safe Preferred Membership Units by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Membership Units, with appropriate variations for the Safe Preferred Membership Units if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Membership Units equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Membership Units equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Membership Units equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Membership Units by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Liquidity Priority.** In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard nonparticipating Preferred Membership Units. The investor's right to receive its Cash-Out Amount is:

(i)Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Units);

(ii)On par with payments for other SAFEs and/or Preferred Membership Units, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Membership Units, the applicable proceeds will be distributed pro rata to the investor and such other safes and/or Preferred Membership Units in proportion to the full payments that would otherwise be due; and

(iii)Senior to payments for Common Membership Units.

(e) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of Membership Units to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Membership Units**" means the Membership Units of the Company, including, without limitation, the "**Common Membership Units**" and the "**Preferred Membership Units.**"

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the

Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Membership Units (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; **and** (**2**) all shares of Common Membership Units reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Membership Units.

"**Discount Price**" means the price per share of the Standard Preferred Membership Units sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Membership Units by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Membership Units payable in Common Membership Units, or the purchase or redemption of Membership Units by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Membership Units held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Membership Units in connection with the settlement of disputes with any member.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Membership Units at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Membership Units pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Membership Units (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Membership Units reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other Safes, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity** Financing, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Membership Units owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Membership Units on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**Safe**" means an instrument containing a future right to shares of Membership Units, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**Safe Preferred Membership Units**" means the shares of a series of Preferred Membership Units issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Membership Units, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Membership Units**" means the shares of a series of Preferred Membership Units issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(f) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(g) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(h) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(i) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Membership Units issuable pursuant to Section 1.

(j) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(k) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity

(l) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(m) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the holders of a majority in interest of outstanding Safes issued by the Company on identical terms within 3 months of the date of issuance of this Safe.

(n) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(o) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Membership Units for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(p) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(q) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(r) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Jeremy Brockbank

_____
Name: Jeremy Brockbank
Title: CEO
Volcanic, LLC

Appendix D - FINANCIAL STATEMENTS

VOLCANIC LLC
Years Ended December 31, 2024 and 2023
With Independent Accountant's Review Report

VOLCANIC LLC

Financial Statements
Years Ended December 31, 2024 and 2023

Contents

1

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
VOLCANIC LLC.

I have reviewed the accompanying financial statements of VOLCANIC LLC., which comprise the Balance Sheet as of December 31, 2024 and December 31 2023, the Related Statements of Income, Changes in Stockholders' Equity, Cash Flows for the years then ended and the Related Notes to the Financial Statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Friday, April 25, 2025

2

VOLCANIC LLC

Balance Sheet (Unaudited)

	As on December 31,	
	2024	2023
<u>Assets</u>		
Current assets:		
Cash and cash equivalents	12,553	128,245
Accounts Receivables	126,400	7,500
Other Current Assets	156,350	-
Total current assets	$ 295,303	$ 135,745
Non Current assets:		
Loan to Director	-	-
Total Non current assets	$ -	$ -
Fixed assets:		
Internally Developed Software	1,112,327	1,096,124
Total Fixed Asset	$ 1,112,327	$ 1,096,124
Less : Accumulated Depreciation/Amortization	(129,771)	-
Net Property, Plant and Equipment	$ 982,555	$ 1,096,124
Total Assets	$ 1,277,858	$ 1,231,868
<u>**Liabilities and Stockholders' Funds**</u>		
Current liabilities:		
Payroll Liabilities	1,079	15,734
Other Payables	724,487	685,956
Total current liabilities	$ 725,566	$ 701,690
Long Term Liabilities :		
Convertible Note	400,000	400,000
Other Loans	1,231,917	1,121,704
Central Bank Loan-774	212,893	209,926
Central Bank Loan-006	-	248,987
Loan - Price	200,000	200,000
SAFE Liabilities	185,400	185,400
Total Long Term Liabilities	$ 2,230,211	$ 2,366,017
Total Liabilities	$ 2,955,777	$ 3,067,707
Stockholders' Fund/(Deficit)		
Common stock/Capital	-	-
Additional Paid in Capital	4,479,599	3,318,686
Retained Earnings	(5,154,525)	(3,418,141)
Add: Net Profit/(Loss)	(1,002,993)	(1,736,384)
Total Stockholders' Fund/(Deficit)	$ (1,677,919)	$ (1,835,839)
Total liabilities and stockholders' Fund/(Deficit)	$ 1,277,858	$ 1,231,868

See accompanying notes to financial statements

VOLCANIC LLC

Statement of Operation (Unaudited)

| | | For the year Ended December 31, | | |
		2024		2023
Revenue		694,896		81,750
Total Revenue	$	694,896	$	81,750
Costs of Sales		443,894		101,134
Gross Profit	$	251,001	$	(19,384)
Expenses:				
Advertising & Promotion		8,077		141,582
Bank Charges		18,349		7,859
Depreciation & Amortization		129,771		-
Employee Expenses		874		-
Insurance		2,695		-
Legal and Professional Expenses		100		168,825
License & Taxes		7,212		9,272
Meals and Entertainment		4,971		11,749
Office Expenses		124,179		298,733
Officer's Compensation		53,096		399,471
Rent/Lease		11,500		-
Repairs and Maintenance		2,194		-
Payroll Expenses		580,094		241,134
Software Expenses		59,017		51,718
Travel Expenses		736		59,568
Total operating expenses	$	1,002,865	$	1,389,912
Operating Profit/(loss)	$	(751,864)	$	(1,409,296)
Other Income/(Expense)				
Interest expense		(251,129)		(327,089)
Net Profit/(loss)	$	(1,002,993)	$	(1,736,384)

See accompanying notes to financial statements

4

VOLCANIC LLC

Statements of Cash Flows (Unaudited)

	For Period Ended December 31, 2024	For Period Ended December 31, 2023
Operating activities		
Net Income/(Loss)	(1,002,993)	(1,736,384)
Add : Depreciation	129,771	-
(Increase)/Decrease Accounts Receivables	(118,900)	(7,500)
(Increase)/Decrease Other Current Assets	(156,350)	-
Increase/(Decrease) in trades payables	23,876	449,933
Net cash Generated/(used) by operating activities	**(1,124,595)**	**(1,293,951)**
Investing activities		
Increase in Fixed Assets	(16,203)	(232,186)
Net cash used in investing activities	**(16,203)**	**(232,186)**
Financing activities		
Non current Liabilities	(135,806)	1,063,903
Non current Assets	-	-
Additional Paid in Capital	1,160,913	535,718
Net cash from financing activities	**1,025,106**	**1,599,621**
Net (decrease)/increase in cash and cash equivalents	(115,692)	73,485
Cash and cash equivalents at beginning of year	128,245	54,760
Cash and cash equivalents at end of year	$ **12,553**	$ **128,245**

See accompanying notes to financial statements

5

VOLCANIC LLC

Statements of Changes in Stockholders' Fund (Unaudited)

	Common Stock/ Members Capital	Additional paid in Capital	Retained Earnings/(Deficit)	Total Shareholders/Partners Fund
Balance at December 31, 2022	-	**2,782,968**	**(3,418,141)**	**(635,173)**
Common stock/Capital	-	-	-	-
Additional Paid in Capital	-	535,718	-	535,718
Add: Net Profit/(Loss)	-		(1,736,384)	(1,736,384)
Balance at December 31, 2023	-	**3,318,686**	**(5,154,525)**	**(1,835,839)**
Common stock/Capital				-
Additional Paid in Capital	-	1,160,913	-	1,160,913
Add: Net Profit/(Loss)	-	-	(1,002,993)	(1,002,993)
Balance at December 31, 2024	-	**4,479,599**	**(6,157,518)**	**(1,677,919)**

See accompanying notes to financial statements

6

VOLCANIC LLC

Property, Plant and Equipment

Sl No.	Asset Description	Nos	Life of Asset (Months)	Depreciation Method	Date of Purchase	Amount $	As on 31st Dec 2023	Depreciation & Amortization for the year	As on 31st Dec 2024	Net Asset
								Accumulated Depreciation		
1	Internally Developed Software - CIP	1	60	SLM	1-Jun-24	1,096,124	-	127,881	127,881	968,242
2	Internally Developed Software - CIP	1	60	SLM	1-Jun-24	16,203	-	1,890	1,890	14,313
	TOTAL					**1,112,327**	**-**	**129,771**	**129,771**	**982,555**

See accompanying notes to financial statements

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation
Volcanic LLC. ("the Company") was formed in the state of Utah . The Company is a SaaS based platform that connects retail brands to retail buyers

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property, Plant and Equipment
Property, Plant and Equipment are recorded at cost. Depreciation / Amortization is computed using a straight-line Full- month convention method over the estimated useful lives of the assets. Life of the asset is estimated as 5Years/60months for Software and Computer

Repairs and maintenance performed on equipment or software are expensed as incurred.

The Company has developed a Software that is ready for commercial use since June'2024 and the Software will be Amortized over 60months starting June 2024

Cash and Cash Equivalents
Cash equivalents consist primarily Cash at bank.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.   In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred.   All revenue and expenses that are applicable to future periods are presented as

[1] Total Units (Fully Diluted) is equal to the sum of the outstanding Class A, Class B, and Class C Membership Units and Warrants issued, as shown in Section 17.

[2] Total Units (Fully Diluted) is equal to the sum of the outstanding Class A, Class B, and Class C Membership Units and Warrants issued, as shown in Section 17.